 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Protagonist Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

74366E102
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,117,193(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,117,193(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,117,193(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 288,771 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by BVF. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 288,770 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 201,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by BVF. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

2

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,117,193(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,117,193(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,117,193(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%(1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 288,771 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by BVF. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 288,770 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 201,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by BVF. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

3

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		896,161(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

896,161(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,161(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 227,228 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by BVF2. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 227,227 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 170,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by BVF2. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

4

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		896,161(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

896,161(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

896,161(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%(1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 227,228 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by BVF2. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 227,227 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 170,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by BVF2. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

5

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		165,691(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

165,691(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,691(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 44,132 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by Trading Fund OS. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 44,132 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 29,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by Trading Fund OS. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

6

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		165,691(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

165,691(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,691(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 44,132 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by Trading Fund OS. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 44,132 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 29,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by Trading Fund OS. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

7

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,013,354(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,013,354(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,013,354(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%(1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 288,771 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by BVF and 227,228 shares of Common Stock underlying certain A Warrants owned by BVF2. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 288,770 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF and 227,227 shares of Common Stock underlying certain B Warrants owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 201,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by BVF and 170,000 shares of Common Stock underlying certain New Warrants owned by BVF2. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

8

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,332,630(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,332,630(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,332,630(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%(1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 625,001 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by the Reporting Persons. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 624,999 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 400,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by the Reporting Persons. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

9

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,332,630(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,332,630(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,332,630(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 625,001 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by the Reporting Persons. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 624,999 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 400,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by the Reporting Persons. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

10

CUSIP No. 74366E102

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,332,630(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,332,630(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,332,630(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%(1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 625,001 shares of Common Stock underlying certain A Warrants (defined in Item 4) owned by the Reporting Persons. The A Warrants are subject to the A Warrants Blocker (defined in Item 4).

Includes 624,999 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 400,000 shares of Common Stock underlying certain New Warrants (defined in Item 4) owned by the Reporting Persons. The New Warrants are subject to the New Warrants Blocker (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

11

CUSIP No. 74366E102

Item 1(a).	Name of Issuer:

Protagonist Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

7707 Gateway Boulevard, Suite 140

Newark, California 94560

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 74366E102

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

74366E102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 74366E102

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2019, the Reporting Persons hold 625,001 Class A Warrants (the “A Warrants”) exercisable for an aggregate of 625,001 shares of Common Stock. The A Warrants have an exercise price of $10 per share and expire on August 8, 2023. The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed the A Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners managed accounts (the “Partners Managed Accounts”) would be fully exercised.

In addition to the A Warrants, as of the close of business on December 31, 2019, the Reporting Persons hold 624,999 Class B Warrants (the “B Warrants”) exercisable for an aggregate of 624,999 shares of Common Stock. The B Warrants have an exercise price of $15 per share and expire on August 8, 2023. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed the B Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would be fully exercised.

In addition to the A and B Warrants, as of the close of business on December 31, 2019, the Reporting Persons hold 400,000 New Warrants (the “New Warrants”) exercisable for an aggregate of 400,000 shares of Common Stock. The New Warrants are pre-funded warrants and have an exercise price of $0.00001 per share and expire on December 21, 2028. The New Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “New Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed the New Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would be fully exercised.

As of the close of business on December 31, 2019 (i) BVF beneficially owned 1,117,193 shares of Common Stock, including (a) 288,771 shares of Common Stock underlying certain A Warrants held by it, (b) 288,770 shares of Common Stock underlying certain B Warrants held by it and (c) 201,000 shares of Common Stock underlying certain New Warrants held by it; (ii) BVF2 beneficially owned 896,161 shares of Common Stock, including (a) 227,228 shares of Common Stock underlying certain A Warrants held by it, (b) 227,227 shares of Common Stock underlying certain B Warrants held by it and (c) 170,000 shares of Common Stock underlying certain New Warrants held by it; and (iii) Trading Fund OS beneficially owned 165,691 shares of Common Stock, including (a) 44,132 shares of Common Stock underlying certain A Warrants held by it, (b) 44,132 shares of Common Stock underlying certain B Warrants held by it and (c) 29,000 shares of Common Stock underlying certain New Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,117,193 shares of Common Stock beneficially owned by BVF.

14

CUSIP No. 74366E102

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 896,161 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 165,691 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,013,354 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,332,630 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, including 153,585 shares of Common Stock held in the Partners Managed Accounts, which includes 64,870 shares of Common Stock underlying certain A Warrants and 64,870 shares of Common Stock underlying certain B Warrants.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,332,630 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,332,630 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 27,206,447 shares of Common Stock outstanding, as of October 31, 2019, which is the total number of shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019, (ii) certain or all of the 625,001 shares of Common Stock underlying the A Warrants, as applicable, (iii) certain or all of the 624,999 shares of Common Stock underlying the B Warrants, as applicable; and (iv) certain or all of the 400,000 shares of Common Stock underlying the New Warrants, as applicable.

As of the close of business on December 31, 2019 (i) BVF beneficially owned approximately 4.0% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.2% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 4.0% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 3.2% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 7.0% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 8.1% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Accounts).

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CUSIP No. 74366E102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF and BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 74366E102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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